

Matthew Armandi, CPA · 3rd

Chief Financial Officer at Envel

Washington DC-Baltimore Area · 500+ connections ·

Contact info

 Envel

West Virginia Univer

Experience



Chief Financial Officer
Envel · Full-time
Sep 2020 – Present · 3 mos



Controller
PagnatoKarp
Sep 2018 – Oct 2020 · 2 yrs 2 mos
Reston VA



CFO
Aristotle International, Inc.
Dec 2009 – Aug 2018 · 8 yrs 9 mos
Washington D.C. Metro Area

Aristotle is the global leader in providing technology to political campaigns and organizations, offering a seamless solution for campaign software, voter data, PAC and grassroots software and services.

...see mor



Senior Associate
KPMG LLP
Jun 2007 – Dec 2009 · 2 yrs 7 mos



Senior Auditor
UHY Advisors
Jun 2004 – Jun 2007 · 3 yrs 1 mo

Education



West Virginia University
BS, Accounting & Information Systems
2000 – 2004
Activities and Societies: Pi Kappa Alpha

Licenses & certifications



CPA
State of Delaware
Issued Aug 2010 · No Expiration Date



